

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

Benjamin Sexson
Chief Executive Officer
Monogram Orthopaedics, Inc.
3913 Todd Lane
Austin, TX 78744

> **Re: Monogram Orthopaedics Inc.**
> **Post Qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed May 11, 2023**
> **File No. 024-12084**

Dear Benjamin Sexson:

We have reviewed your post qualification amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Andrew Stephenson, Esq.